UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On September 23, 2016, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX’s indirect subsidiary, CEMEX Latam Holdings, S.A. (“CEMEX Latam”), informed the Colombian Stock Exchange (Bolsa de Valores de Colombia) and Colombian Financial Superintendency (Superintendencia Financiera de Colombia) that with respect to the matter previously reported by CEMEX Latam regarding the new cement plant being built by CEMEX Colombia S.A. (“CEMEX Colombia”) in the department of Antioquia in the municipality of Maceo, Colombia (“Maceo”), internal audits and investigations performed in accordance with the Corporate Governance policies and Code of Ethics of CEMEX Latam and CEMEX, have raised questions about the payment procedures related to the acquisition of the land and mining rights and benefits of the free tax zone in which the new cement plant is being built in Maceo. These payments did not adhere to CEMEX’s and CEMEX Latam’s established protocols.

As officers responsible for the implementation and execution of the above referenced payments, two members of senior management of CEMEX Latam and CEMEX Colombia (the Vice President of Planning of CEMEX Latam and CEMEX Colombia and the General Counsel of CEMEX Latam Holdings and CEMEX Colombia), have been terminated effective immediately. In addition, the Chief Executive Officer of CEMEX Latam/Director of CEMEX Colombia has resigned, effective today. It is expected that in the following days, Mr. Jaime Muguiro Domínguez, the current President of CEMEX’s operations in South, Central America and the Caribbean, and also current Chairman of the Board of Directors of CEMEX Latam who has worked at CEMEX for approximately 20 years, will assume the duties of Chief Executive Officer of CEMEX Latam and Director of CEMEX Colombia.

CEMEX Colombia and CEMEX Latam have brought this matter to the attention of the Colombian Attorney General and presented to him the results of their audits and investigations concerning these payments, which were made to a non-governmental third party in the amount of approximately U.S.$20 million. CEMEX Latam and CEMEX Colombia have pledged to cooperate with the Colombian Attorney General, as required.

As of today, CEMEX is not able to assess the likelihood that these investigations and the termination and departure of the above mentioned officers will lead to any actions that could impact CEMEX. If any legal or administrative actions are brought against CEMEX Latam and these are ultimately resolved against CEMEX Latam, these actions are currently not expected to have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 23, 2016	By:	/s/ Rafael Garza

Name: Rafael Garza
Title: Chief Comptroller